Legal Proceedings

The Adviser and Excelsior Funds, Inc., Excelsior
Tax-Exempt Funds, Inc., and Excelsior Funds Trust
(the "Companies") were contacted in September 2003 by the Office of the New York State Attorney General
(the "NYAG"), and the Adviser was contacted by the Securities and Exchange Commission (the "SEC") and later by the Attorney General of the State of West
Virginia, in connection with their investigations of practices in the mutual fund industry identified as "market timing" and "late trading" of mutual fund shares (the "Investigations"). The Adviser and the
Companies have been providing full cooperation with respect to these Investigations and continue to review the facts and circumstances relevant to the Investigations. As disclosed previously by the Adviser and its affiliates, with respect to the Adviser, these investigations have been focusing on circumstances in which a small number of parties were permitted to engage in short-term trading of shares of certain of the Excelsior Funds. The short-term trading activities permitted under these arrangements have been terminated and the Adviser has strengthened its policies and procedures to deter frequent trading of shares of the Excelsior Funds.

The Adviser, certain of its affiliates, the Companies and others have also been named in five class action lawsuits which allege that the Adviser, certain of its affiliates, the Companies and others allowed certain parties to engage in illegal and improper mutual fund trading practices, which allegedly caused financial injury to the shareholders of certain of the Excelsior
Funds managed by the Adviser. Each seeks unspecified monetary damages and related equitable relief. The
Adviser, certain of its affiliates, the Companies and others have also been named in two derivative actions alleging breach of fiduciary duty in relation to allegedly illegal and improper mutual fund trading practices.

The class and derivative actions described above have
been transferred to the United States District Court
for the District of Maryland for coordinated and
consolidated pre-trial proceedings.   In November 2005,
the Maryland court dismissed many of the plaintiffs' claims in both the investor class action suits and in the derivative suits. Plaintiffs' claims under Sections 10(b) and 20 of the Securities Exchange Act and under Section 36(b) of the Investment Company
Act, however, have not been dismissed. Currently, these rulings are subject to reconsideration motions by the parties. It is anticipated that discovery will commence soon with respect to plaintiffs' remaining claims.

While the ultimate outcome of these matters cannot be predicted with any certainty at this time, based on currently available information, the Adviser believes that the likelihood is remote that the pending Investigations and private lawsuits will have a material adverse financial impact on the Companies, and further believes that the pending Investigations and private lawsuits are not likely to materially affect the Adviser's ability to provide investment management services to the Companies.